EXHIBIT 77C
FLAHERTY & CRUMRINE/CLAYMORE TOTAL
RETURN FUND INCORPORATED
(the Fund)

On April 21, 2006, the Fund held its Annual Meeting of
Shareholders (the Meeting) for the following purpose:
election of Directors of the Fund (Proposal 1). The results of the proposal are as follows:


Proposal 1: Election of Directors.

Common Stock
Morgan Gust
For: 9,052,930
Withheld: 132,865

Preferred Stock
Karen H. Hogan
For: 3,223
Withheld: 3

Donald F. Crumrine, David Gale, and Robert F. Wulf continue to serve in their capacities as Directors of the Fund.